

July 6, 2011

Via Email
Ioannis E. Lazaridis
Chief Executive Officer
Capital GP L.L.C.
3 Iassonos Street
Piraeus, 18537
Greece

> **Re:** **Capital Product Partners L.P.**
> **Registration Statement on Form F-4**
> **Filed June 9, 2011**
> **File No. 333-174795**
>
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed February 4, 2011**
> **File No. 001-33373**

Dear Mr. Lazaridis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-4

General

1. Please provide us with copies of any written materials prepared by management or the advisors and reviewed by the board in connection with its vote to approve the transaction.

2. Prior to printing and distribution of the materials, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

3. With a view to revised disclosure, please tell us what consideration the Crude
   Independent Committee and Jefferies gave as to how the change from common stock
   ownership to limited partnership interests affects, if at all, the value of Crude
   shareholders' interest in the surviving entity and the determination that the consideration
   paid is fair to unaffiliated shareholders.

Questions and Answers, page v

4. Given the significance of the interests of your directors and officers in the transaction and
   its approval, please include a separate Q&A to disclose the interests.

What is the required vote to approve and authorize the Merger?, page v

5. Quantify the percentage of your outstanding shares that would need to vote in favor of
   the merger for it to be approved and state what percentage is held by Crude's officers and
   directors.

Is the merger expected to be taxable to me?, page viii

6. Tell us the degree of uncertainty there is about whether the merger will qualify as a
   "reorganization" within the meaning of Section 368(a) of the IRC.

Summary, page 1

Interests of Certain Persons in the Proposed Transaction, page 7

7. Please quantify the aggregate amounts of all benefits which officers and directors receive
   in the merger which regular shareholders do not. Use tabular presentation if that makes it
   easier to understand for shareholders.

Comparison of Rights of Shareholders of Crude and Unitholders of CPLP, page 11

8. Please revise to include a more complete description of how owning limited partnership
   interests differs from owning common stock. To the extent these differences are
   material, please add a risk factor in this regard.

Comparative Stock Prices and Dividends (page 98), page 11

9. Please briefly discuss any changes to the dividend policy upon the consummation of the
   merger.

Risk Factors, page 22

10. Please remove the following language from the introductory paragraph: "as well as other
    risks and uncertainties not currently known to CPLP or not currently deemed to be

material." Only material risks should be referenced in the risk factors. If risks are not deemed material then they should not be mentioned.

CPLP's general partner and its other affiliates, page 23

11. Please discuss in a separate risk factor the risk of conflicts of interest because of the substantial overlap in ownership, control, and management between CPLP and Crude. We note your disclosure on page 45. Also quantify the benefits to insiders here.

The combined company may not be able to grow, page 27

12. Please revise to balance the disclosure in the first sentence by disclosing that the period-linked agreements for three of Crude's vessels and two of CPLP's vessels will expire in 2011 and new charters have not been entered into at this time.

The Crude vessels are managed under a floating fee management agreement, page 30

13. Revise to disclose the reimbursement amounts paid to the manager for the fiscal year ended December 31, 2010 and discuss whether the fees under the floating fee management agreement are capped.

U.S. tax authorities could treat CPLP as a "passive foreign investment company", page 31

14. As the disclosure in this risk factor and the following risk factor consists in part of legal conclusions, please name legal counsel and provide an appropriate consent or advise.

Proxies and Proxy Solicitation Costs, page 41

15. We note that proxies may be solicited in person, by telephone, or by other electronic means. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

Background of the Proposed Transaction, page 45

16. Please disclose the reasons that the CPLP Board considered to enter into a merger with Crude at this time when the period-linked charters under the Crude vessels will expire in 2011 and the spot rates are currently low.

17. Refer to the disclosure in the last paragraph on page 46. Please describe the alternatives that the CPLP Board considered for achieving the purposes of the merger.

18. Refer to the disclosure on pages 46-48. We note that the Crude Independent Committee comprised of independent directors considered the CPLP proposal. Please revise to expand your discussion regarding the duties of the Crude Independent Committee and any range of strategic alternatives to be explored by such committee.

Arms' Length Negotiations, page 58

19. Considering the substantial conflicts of interests involved, please revise to provide a basis for the belief that the Crude Independent Committee engaged in arms' length negotiations with CPLP regarding the merger.

Opinion of the Crude Independent Committee's Financial Advisor, page 60

20. Please disclose in the proxy statement that Jeffries has consented to the inclusion of, and reference to, its opinion in the proxy statement.

Select Public Company Analysis, page 63

21. Please briefly explain the categories of and distinctions between "normal corporate – wet," "yield-oriented – wet," and "yield-oriented – MLP."

Precedent Transaction Analysis, page 65

22. Please disclose the criteria used to determine the comparable precedent transactions used for the analysis. Tell us whether any additional transactions that fit the criteria were not used and why not.

23. We note that all of the public/private transactions you reviewed were announced in August 2008 and earlier. Please revise to explain why you did not review more recent transactions. Further, discuss why you believe these transactions are useful for comparison in light of the substantial time that has passed since they were announced and the intervening downturn in the global economy and shipping industry.

Interests of Crude's Directors and Executive Officers in the Proposed Transaction, page 71

24. Please disclose in additional detail the "significant overlap" in ownership and management of Crude and CPLP and Crude and Capital GP.

Treatment of Existing Debt Facilities in the Proposed Transaction, page 72

25. Please revise to name the financial institution that CPLP has entered into a commitment letter with to partially finance the acquisition of the Cape Agamemnon.

Material United States Federal Income Tax Consequences, page 73

26. It appears you intend to file short-form tax opinions. Please revise this section to name tax counsel and clarify that the discussion in this section is counsel's opinion rather than a "summary."

Unaudited Pro Form Condensed Combined Financial Information, page 100

Note 2 – Pro forma Adjustments related to the Merger, page 106

27. Footnote (a) indicates you intend to record the acquisition at fair value under FASB ASC 805, as you do not consider the parties to the transaction to be under common control. We note from the disclosure on page F-10 of your Form 20-F for the year ended December 31, 2010 that, as of July 22, 2010, you no longer consider yourself under common control with CMTC due to the elections of two Class III directors by non-CMTC unitholders, resulting in the majority of the board being elected by non-CMTC controlled unitholders. We further note that, although your ownership stake has decreased to 31.2% at December 31, 2010, Capital Ship Management, a subsidiary of CMTC, still provides significant commercial and technical management services (including the commercial and technical management of your vessels, class certifications, vessel maintenance and crewing, purchasing and insurance and shipyard supervision) as well as administrative, financial and other support services to you through a management agreement and an administrative services agreement. In addition, your Chairman is also the CEO of CMTC, and your CEO and CFO is also the CFO of CMTC. Finally, we note that your next largest shareholder, Kayne Anderson Capital Advisors L.P., only owns about 11% of your common units outstanding at December 31, 2010. Please tell us why you believe the level of operational control held by CMTC does not constitute common control. Specifically address operations and ship management agreements in your analysis.

Exhibit 5.1

28. Please have counsel remove assumption (iv) in the listing of assumptions in the first paragraph on page 2. It is not appropriate for counsel to assume that there are no modifications to agreements among persons who include its client.

29. Revise to remove the last sentence of the first paragraph on page 2 as the assumption is overly broad and inappropriate.

Exhibit 8.1

30. Please have counsel revise the penultimate paragraph to clarify that the discussion in the material tax consequences section is counsel's opinion, rather than that "the statements . . . [are] accurate in all material respects."

Exhibit 8.2

31. The tax opinion should speak as of the date of effectiveness. Please have counsel revise opinion paragraph B accordingly. Alternatively, confirm that you will refile the opinion on the date of effectiveness.

32. Please have counsel remove "solely" from the first sentence of the last paragraph of the opinion.

Exhibit 99.1

33. Please refile the consent of Jeffries & Company, Inc. as an exhibit 23. Refer to Item 601(b)(23) of Regulation S-K.

Exhibit 99.2

34. Please mark your form of proxy "Preliminary Copy," as required by Rule 14a-6(e)(1).

Form 20-F for the fiscal year ended December 31, 2010 for Capital Product Partners L.P.

D. Risk Factors, page 8

35. Please confirm that you will remove the third sentence of the introductory paragraph in future filings. Only material risks should be discussed in the risk factors; if a risk is not deemed material, it should not be referenced here.

Item 5B. Liquidity and Capital Resources, page 56

Borrowings, page 59

36. We note from your disclosure in Note 6 on page F-21 that you amended your two credit facilities on June 30, 2010 to change how such facilities were collateralized. In this regard, please discuss the underlying reasons for this change in your discussion of borrowings in future filings.

37. Due to the volatility in vessel market values, please consider revising this section in future filings to include the results of your calculation of the 125% minimum value covenant as part of your discussion of liquidity. Such discussion would provide greater insight into the likelihood of a covenant violation. This disclosure may include the exact calculation and aggregate market value of vessels as compared to the outstanding balance and/or a sensitivity analysis discussing the impact a 10% change in vessel market value may have on your continued compliance with this covenant. In the alternative, we suggest you present a table similar to that found on page F-21 in this section, and include the aggregate fair market value of the vessels collateralizing each credit facility.

Critical Accounting Policies, page 61

38. Please revise your disclosure in future filings to include a discussion of any vessels that have a market value lower than their carrying value. In this regard, we suggest that you include a table similar to that found on table on page 37 summarizing the date of acquisition and the purchase price of each vessel in your fleet, but also identifying those

vessels whose estimated market values are less than their carrying values. Please add disclosure below the table of the aggregate market value and aggregate book value of any such vessels. In addition, this table should be accompanied by disclosure discussing the related accounting treatment of your vessels, and describing the circumstances under which you would record an impairment loss for such vessels, such as when any of these vessels were classified as held for sale.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Geddes at (202) 551-3304 or David Humphrey, Accounting Branch Chief at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel